Exhibit 10.15

Steven Kemper, CPA, MBA CFO/Treasurer

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

Direct: 858.450.4222

Fax: 858.200.3877

www.dermtech.com

December 7, 2018

Todd Wood

Dana Point, CA

(949) 374–6260 ● tm_wood@me.com

RE:	OFFER OF EMPLOYMENT

Dear Todd,

DermTech is pleased to offer you employment as Chief Commercial Officer at an annual salary of $275,000. You will report to John Dobak, CEO. You will be eligible for a $25,000 bonus in 2019 upon the close of financing with a new investor syndicate after which your base salary would be adjusted to $300,000. In addition, you will be eligible for a 30% bonus of your base salary that would be based upon corporate and individual sales goals that will be determined at a later date by the CEO and Board of Directors. This is a full-time position and you will be expected to devote 100% of your working time to DermTech. We expect you to be available to work out of our office 3-4 days per week and 2-3 weeks per month, depending on your travel schedule. We would pay for your hotel expense 6 months should you need to stay or desire to stay overnight.

You will be required to complete our standard Employee Nondisclosure, Confidentiality and Invention Assignment Agreement that will be sent to you shortly. This offer is contingent upon successful completion of a background and reference check. Your employment is at-will meaning either you or the company can terminate the employment at any time without notice.

Termination for other than cause, death or disability:

If the Company (or any parent or subsidiary or successor of the Company) terminates your employment with the Company other than for cause, death or disability then you will be entitled to receive a lump sum payment of severance equal to three months of your base salary, less applicable withholdings.

Termination for cause, death or disability:

If your employment with the Company (or any parent or subsidiary or successor of the Company) is terminated voluntarily by you, for cause by the Company or due to your death or disability, then: (i) all vesting will terminate immediately upon termination with respect to your outstanding equity awards and (ii) all payments of compensation by the Company to you will terminate immediately upon termination (except as to amounts already earned).

Upon acceptance of this offer of employment, you will be eligible to be included in our medical/dental/vision coverage through Anthem (medical) and MetLife (dental and vision). These benefits are currently paid 90% by the Company for employees and 50% of the cost for dependent coverage, but is subject to change in the future. Depending on your elections, DermTech will pay all or a portion your benefits. DermTech also offers a 401(k) plan; the company does not match at this time. Subject to Board approval, we will provide you with a 1.5% equity stake in DermTech through either restricted stock units or stock options that will vest over 4 years. You will also be eligible for 18 days Paid-time-off (PTO) that you will accrue annually and a $100 per month cell phone allowance. In addition, you will be eligible for 5 additional paid time off compensation days that will not be part of your annual accrual.

Your start date is Monday, January 14, 2019. Please sign your acceptance below and we look forward to working with you!

Sincerely

/s/ John Dobak

John Dobak, CEO

Offer Accepted:

Sign:	/s/ Todd Wood
Print Name:	Todd Wood
Date:	December 9, 2018